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                                                                    EXHIBIT 99.4


[Abdoo and Wardeberg
individual portraits]



Dear Shareholder:

We believe the Wisconsin Energy Corporation and WICOR, Inc. merger will create a powerful energy company that is poised to become a strong regional player in an increasingly competitive energy market, and provide more opportunities for increased returns to shareholders.

We've laid the groundwork for this merger, but now it's up to you. We ask that you read the accompanying joint proxy statement/prospectus, and send in a vote "FOR" the Wisconsin Energy/WICOR combination which was approved and recommended by both companies' boards of directors.

We believe that the merger makes good sense. It offers strategic, competitive and customer advantages, plus long-term growth and diversification opportunities that enhance both companies' abilities to compete in a changing energy market.

The combined company will be one of the lowest-cost energy providers in the Midwest and will be well-positioned to take advantage of new opportunities as the gas and electric markets converge. Additionally, this combination is expected to provide benefits through diversification of our non-utility operations.

Shareholders, customers, employees and the State of Wisconsin all should benefit from this merger:

     . Shareholders will own a financially strong, more diversified holding company with enhanced earnings and growth potential. Assuming timely realization and fair regulatory treatment of anticipated cost savings, shareholders should realize the benefits resulting from economies of scale and operating efficiencies achieved by joining the best practices of both companies. Although no definitive synergies study has been done, we expect combination-related savings to be approximately $35 million annually beginning in the first full year after the merger.

     . Utility customers should enjoy lower gas rates over the long term than would have been expected from the companies on a stand alone basis, as well as continued high-quality, safe and reliable service delivered by a seasoned, capable workforce.

     . Employees will benefit by becoming part of a company that is better equipped to play a leading role in the rapidly changing energy industry. No layoffs will occur as a result of this merger. Any work force reduction resulting from this transaction is expected to be achieved through normal attrition. All union contracts will be honored.

     . The State of Wisconsin will retain the headquarters of the merged companies. In addition, Wisconsin communities will continue to enjoy the economic and social benefits that Wisconsin Energy and WICOR have historically provided, as well as the incremental growth contributions that the merged companies are expected to make in the future.

You, as a shareholder, have an important role in driving this transaction to completion, and we look forward to receiving your supporting vote "FOR" the merger.

Sincerely,

Richard A. Abdoo                   George E. Wardeberg
Chairman, President and CEO        Chairman and CEO
Wisconsin Energy Corporation       WICOR, Inc.
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Why should I vote FOR the merger?
The energy industry is undergoing significant changes and is expected to continue to evolve and consolidate over the next few years, leaving room for only the best-run and most competitive energy companies. This merger is a first step toward creating a major energy player in the Midwest positioned to take advantage of new opportunities as the gas and electric markets converge. The combined company will have the size, scope and skills needed to compete in the emerging regional energy market and will have a solid platform for continued growth.

The Boards of Directors of both Wisconsin Energy and WICOR unanimously recommend that you vote "FOR" the merger.


What will the combined company look like?
Map of Wisconsin and Michigan's Upper Peninsula highlighting the following company service areas: Wisconsin Electric's gas service area; Wisconsin Electric's electric service area; Edison Sault Electric's electric service area; and Wisconsin Gas' gas service areas.

[INSERT BAR CHARTS SHOWING FOLLOWING INFO]
     .  Operating Revenues* as of 12/31/98:
          Wisconsin Energy: $2,039,434
          WICOR: $944,183
     .  Net Income* as of 12/31/98
          Wisconsin Energy:  $188,132
          WICOR: $45,495
     .  Total Assets* as of 6/30/99
          Wisconsin Energy: $5,816,577
          WICOR: $982,855

* (in thousands)

[INSERT BAR CHART SHOWING FOLLOWING INFO]
Combined Number of Electric
and Natural Gas Customers:
     .  Customers* as of 06/30/99:
          Electric Customers
               Wisconsin Energy: 1,013
          Natural Gas Customers
               Wisconsin Energy: 394
               WICOR: 529

* (in thousands)

[SUBSIDIARY LISTING]

-----------------------------------------------------------
 Wisconsin Energy             WICOR
-----------------------------------------------------------
 Wisconsin Electric engages   Wisconsin Gas is a regulated
 in the generation,           natural gas utility serving
 transmission, distribution   524 Wisconsin communities
 and sale of electric         throughout the state.
 energy in an area of about   WICOR Energy is an
 12,000 square miles in       unregulated marketing
 Wisconsin, including
 metropolitan
-----------------------------------------------------------
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-----------------------------------------------------------
 Milwaukee, and the Upper     subsidiary selling a variety
 Peninsula of Michigan.       of energy supply-related
 Wisconsin Electric's gas     services, including gas
 operations purchase,         purchasing, storage, energy
 distribute and sell natural  and risk management.
 gas to retail customers and
 transport customer-owned     FieldTech, an unregulated
 gas in four  service areas   subsidiary, offers meter
 of about  3,800 square       reading technology and
 miles in  Wisconsin.         services to gas, water and
 Wisconsin Electric also      electric utilities in 13
 provides  steam service      states.
 for heating and
 manufacturing processes in
 Milwaukee.

 Edison Sault Electric
 generates, transmits,
 distributes and sells
 electric energy in a
 territory of approximately         [Insert graphic treatment]
 2,000 square miles with a
 population of                      Please Vote
 approximately 55,000                  "For"
 people in the eastern              The Merger
 Upper Peninsula of
 Michigan.

 WISVEST is a non-regulated
 energy services subsidiary
 that builds, owns,
 operates and maintains
 energy production
 facilities and invests in
 other energy-related
 projects.
-----------------------------------------------------------
 Minergy is engaged in the    Sta-Rite Industries
 business of developing and   manufactures pumps and water
 marketing proprietary        processing equipment for
 technologies designed to     residential, industrial and
 convert high-volume          agricultural markets.  Major
 industrial and municipal     markets are water systems
 wastes into value-added      and pool/spa.
 products.
                              SHURflo Pump Manufacturing
 WISPARK is a real estate     Co. makes small,
 development subsidiary       high-performance pumps and
 with projects in             fluid-handling equipment.
 southeastern Wisconsin,      Major markets are
 metro-Milwaukee,             beverage/food service,
 Minnesota, Illinois and      recreational vehicles,
 California.                  marine, industrial, and
                              water purification.
-----------------------------------------------------------
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-----------------------------------------------------------
 Wisconsin Energy Capital
 Corp., WEC International     Hypro Corporation
 Inc., Witech Corp. and       manufactures pumps and
 Badger Service Co. are       fluid-handling equipment for
 subsidiaries devoted         a variety of markets.  Major
 primarily to capitalizing    markets are agricultural
 on diversified investment    spraying, high-pressure
 opportunities for            cleaning, marine,
 shareholders.                industrial, and fire
                              fighting.
-----------------------------------------------------------


What do shareholders receive?
If the merger occurs by July 1, 2000, WICOR shareholders will receive merger consideration valued at $31.50 per share of WICOR common stock. They will be able to choose to receive this in cash, in Wisconsin Energy common stock, or in a combination of cash and Wisconsin Energy common stock, subject to proration. The merger consideration will increase at a daily rate equivalent to 6% per annum if the merger is delayed beyond July 1, 2000. At least 40% of the total price of the transaction will be paid in Wisconsin Energy stock, and Wisconsin Energy has the option to increase that percentage to 60%. The exchange ratio for the Wisconsin Energy stock will be set based on the average closing price of Wisconsin Energy stock during a valuation period shortly before the merger is completed. If the average price of Wisconsin Energy shares is less than $22.00 per share, Wisconsin Energy may elect to pay all cash. Wisconsin Energy shareholders will continue to own their existing shares after the merger, but they will represent ownership in the combined enterprise.

What are the federal income tax consequences of the merger to shareholders? There are no tax consequences of the merger to Wisconsin Energy shareholders. For WICOR shareholders, the tax consequences depend upon whether you receive Wisconsin Energy stock or cash in exchange for your WICOR shares:
     . Generally, to the extent that WICOR shareholders receive Wisconsin Energy stock in exchange for their WICOR shares, the merger will be free of federal income taxes.

     . WICOR shareholders will recognize a gain or loss for federal income tax purposes on any cash received in connection with the merger, including cash paid in lieu of fractional shares of Wisconsin Energy stock.

Who needs to approve this merger?
Approvals required to conclude the merger include:
     .  Shareholders of Wisconsin Energy and WICOR
     .  Public Service Commission of Wisconsin
     .  Securities and Exchange Commission
     .  Antitrust Clearances


When do you expect the merger to be completed?
We are working to complete the merger as soon as possible, and hope to do so by spring 2000.
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How do I vote?
Sign, date and return the enclosed proxy card in the postage-paid envelope provided. Please vote your proxy as soon as possible so that your shares may be represented at your shareholders' meeting - we're eager to have your support.

If you decide later that you'd like to change your vote, you can do so at your shareholder meeting or at any time prior to the meeting by sending a written notice of revocation to your company's corporate secretary at the appropriate address identified in the proxy statement, or by submitting a new proxy card.

How can I get more information?
The enclosed joint proxy statement/prospectus explains the merger proposal in more detail, including the tax consequences to shareholders and the regulatory approvals required to complete the merger.

Certain information about the merger is outlined in this brochure. For answers to some other questions, please refer to the Q&A on pages 1 and 2 of the joint proxy statement/prospectus. You should review the proxy statement/prospectus in its entirety for a more complete description of the merger.

If you have questions, need further information, or wish to obtain another copy of the joint proxy statement/prospectus, you can call our respective proxy solicitors or shareholder services:

     Wisconsin Energy                     WICOR
     ----------------                     -----
     Morrow & Co., Inc.                   ChaseMellon Shareholder Services
     445 Park Ave., 5th Floor             450 W. 33 St.
     New York, NY 10022                   New York, NY 10001-2697
     1-800-566-9061                       1-800-684-8823
            OR                                   OR
     Shareholder Services                 Shareholder Services
     1-800-881-5882                       1-800-236-3453
     1-414-221-2788                       1-414-291-7026


REMEMBER
The Boards of Directors of Wisconsin Energy and WICOR unanimously recommend that you vote "FOR" the merger.

The information in this booklet does not purport to be complete and is qualified by reference to the more detailed information appearing in the accompanying joint proxy statement/prospectus, including the appendices thereto and the documents incorporated therein by reference. Shareholders are urged to read these materials. This information booklet may not be used in connection with the solicitation of Wisconsin Energy and WICOR shareholders' votes on the merger unless accompanied or preceded by the joint proxy statement/prospectus.

      [Insert]                             [Insert]
Wisconsin Energy Logo                     WICOR Logo

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                                           Printers Code
                                           99036-MD-DY-250M